Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	At June 30,		FISCAL YEAR ENDED DECEMBER 31,
	2005		2004		2003		2002		2001		2000
	(Dollars in Thousands; percentages annualized)

Fixed Charges:

Interest Expense	18,795		4,729		6,534		7,579		317		—
Assumed interest element in rent	669		888		459		427		324		104

Total fixed charges:	19,464		5,617		6,993		8,006		641		104

Preference security dividend	—		6,775		6,591		6,412		222		—
Total fixed charges and preference security dividends	19,464		12,392		13,584		14,418		863		104
Earnings:

Income before income taxes	182,223		157,069		188,710		9,032		4,412		124,155

Fixed charges (per above)	19,464		5,617		6,993		8,006		641		104

Total earnings	201,687		162,686		195,703		17,038		5,053		124,259

Ratio of earnings to fixed charges and preference security dividends	10.4	X	13.1	X	14.4	X	1.2	X	5.9	X	1,194.8	X